Exhibit A

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")


October ___, 2002


          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Emera Inc  (70-_______)


          Emera Inc. ("Emera"), a registered holding company, and its indirect wholly-owned subsidiary Emera Fuels Inc. ("Emera Fuels"), both of P.O. Box 910, Halifax, Nova Scotia, Canada B3J 2W5, have submitted an application seeking the release of a reservation of



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jurisdiction imposed by a prior order of this Commission over the retention of
Emera Fuels' gasoline products business.

          By order dated October 1, 2001, the Commission granted the application/declaration of Emera in SEC File No. 70-9787 to acquire the outstanding common stock of Bangor Hydro-Electric Company and its public-utility subsidiary companies (the "Merger") under the Act. Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001) ("Merger Order"). In the Merger Order, the Commission also granted Emera financing and other authorizations necessary to operate a registered holding company system in accordance with the Act. The Merger Order reserved jurisdiction until September 30, 2002 over the retention of the gasoline products business of Emera Fuels. This Application seeks an order of the Commission releasing jurisdiction over and authorizing Emera Fuels to continue to engage in the gasoline products business.

          Emera Fuels is a wholly-owned nonutility subsidiary of Emera Energy Inc. ("Emera Energy"), a nonutility company wholly-owned by Emera that is engaged in holding the securities of Emera's nonutility businesses within the energy industry. Emera, Emera Energy and Emera Fuels are all organized under the laws of Nova Scotia and conduct their principal business activities within that Canadian province. Through its wholly-owned subsidiary Nova Scotia Power Inc. ("NSPI"), Emera owns and operates electric generation, transmission and distribution facilities used to provide electric utility services throughout Nova Scotia. NSPI is a foreign utility company under Section 33 of the Act.

          Emera Fuels principally is engaged in the retail and wholesale supply of furnace and heavy fuel oil, and, to a much lesser extent, lubricants, diesel fuel and gasoline products in the Canadian Maritimes Provinces of Nova Scotia, New Brunswick and Prince Edward Island. Emera Fuels had revenues of CDN $71.6 million (US $45.8 million) in 2001. Given that its cost of goods sold was CDN $60.5 million (US $38.7 million) for the same period, Emera Fuels gross margin on sales was only CDN $11.1 million (US $7.1 million). In contrast, Emera's total revenues for the year 2001 were CDN $1,003.9 million (US $642.5 million), of which the overwhelming component, CDN $914.7 million (US $585.4 million), was attributable to the electric utility businesses of NSPI and BHE.27 Only 10% of Emera Fuels' revenues were derived from sales of gasoline, including bulk sales to fleet customers at fueling terminals owned and operated by Emera Fuels. Emera Fuels has no retail gasoline station operations. The substantial majority of Emera Fuels' revenues are derived from the wholesale sale of heavy and light fuel oils (36.2%) and the retail sale of light fuel oil (31.2%), principally by delivery to homes, commercial and industrial facilities for use as a heating fuel.

          The application states that Emera Fuels, as it is currently composed to include the gasoline products business, is retainable because it is an energy supply and marketing company. Applicants assert that retention of the gasoline products business is consistent with Commission precedent permitting registered holding companies to market and broker electric energy and

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27 An exchange rate of CDN $1 = US $0.64 was used to calculate the currency conversion.


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other energy commodities in Canada and to provide incidental services such as fuel management, storage and procurement. The application also states that Emera Fuels' business is very similar to businesses permitted under Rule 58(b)(1)(v) under the Act that are engaged in the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels."

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                             Jonathan G. Katz
                                             Secretary


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